UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Capital Commitment

AsiaStrategy (formerly Top Win International Limited) (Nasdaq: SORA), a Cayman Islands exempted company (the “Company”), will provide a portfolio investment amount of approximately US$4 million, which with other fees amount to approximately US$4.3 million to Asia Strategy Partners LLC, a Delaware limited liability company (the “Capital Commitment”). The sole manager of Asia Strategy Partners LLC is SORA Ventures, a related party of the Company. The principal investment objective of the Asia Strategy Partners LLC is to generate long term capital appreciation and maximize total returns for its members. The manager will seek to achieve the investment objective of the Asia Strategy Partners LLC by investing in common stock, primarily in the shares of SGA Co., Ltd (049470.KQ).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2025	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Director and Co-Chief Executive Officer

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